Contact

www.linkedin.com/in/jihan-varisco
(LinkedIn)

Top Skills

Customer Service
Microsoft Office
Management

Languages

English (Native or Bilingual)
Arabic (Limited Working)

Jihan Varisco

Co-Founder and COO of The Flip Side
Greater Chicago Area

Experience

The Flip Side
Chief Operating Officer
July 2017 - Present (5 years 5 months)

We spend hours each night scanning the news, fact-checking, and debating one another, so your 5 minutes each morning can be well spent. Join 250,000+ readers and get the best points from both sides: https://www.theflipside.io/

NYC Civilian Complaint Review Board (CCRB)
Investigator
November 2009 - June 2012 (2 years 8 months)

Investigated complaints against members of the NYPD involving excessive force, abuse of authority, and discourtesy.

Education

Harris School of Public Policy at the University of Chicago
Master's Degree, Public Policy Analysis · (2012 - 2014)

The University of Chicago
Bachelor's Degree, Political Science and Government · (2003 - 2007)